UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2004

ARCTOS PETROLEUM CORP.

(Name of Registrant)

789 West Pender Street, Suite #1205 Vancouver, British Columbia V6C 1H2

Executive Offices

Exhibits

1.

News Release dated November 16, 2004

2.

Form 51-101F3

3.

News Release dated February 5, 2004

4.

News Release dated November 5,2 004

5.

News Release dated October 21, 2004

6.

Material Change Report dated July 20, 2004

7.

Form 51-101F3

8.

News Release dated October 6, 2004

9.

Material Change Report dated October 5, 2004

10.

Proxy form

11.

News Release dated July 16, 2004

12.

Mailing letter

13.

Information Circular

14.

Financial statements

15.

Financial statements

16.

Amalgamation agreement

17.

Amending agreement

18.

News Release dated October 1, 2004

19.

Proxy Spearhead

20.

Mailing letter

21.

CEO certificate

22.

CFO certificate

23.

News Release dated October 1, 2004

24.

Transmittal Letter

25.

News Release dated September 22, 2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arctos Petroleum Corp.. -- SEC File No. 0-30026

(Registrant)

Date: November 22, 2004    By /s/ Alan Crawford

                                               Alan Crawford, President and Director

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information

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